UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A

Specialized Disclosure Report
(Amendment No. 1)

Commission File Number: 001-07982
RAVEN INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)
South Dakota	46-0246171
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

205 East 6th Street, P.O. Box 5107, Sioux Falls, SD 57117-5107

(Address of principal executive offices)    (Zip Code)

Lee A. Magnuson, Vice President and General Counsel, Secretary (605) 336-2750

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to
December 31, 2017.

EXPLANATORY NOTE

We are filing this Amendment No. 1 of Form SD/A, or Amendment No. 1, to amend our Form SD for the reporting period from January 1, 2017 to December 31, 2017, as filed with the Securities and Exchange Commission on May 8, 2018. The sole purpose of this Amendment No. 1 is to correct the date of the reporting period in Item 1.01 of the Form SD.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Form SD.

Section 1 - Conflict Minerals Disclosure and Report Exhibit

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Raven Industries, Inc. (Raven) has prepared and filed a Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 (Reporting Period), which is provided as an Exhibit hereto and is publicly available at http://investors.ravenind.com under "Corporate Governance".

Item 1.02 Exhibit
Raven has filed, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RAVEN INDUSTRIES, INC.

/s/ Lee A. Magnuson	May 9, 2018
Vice President & General Counsel, Secretary